Heineken Holding N.V.



10016248

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

SUPPL

date 25 August 2010

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 25 August 2010
- Interim-dividend announcement dated 25 August 2010

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Enclos.

dw 8/30

File No. 82-5149

Heineken Holding N.V.

Heineken Holding N.V.
registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that an interim dividend of €0.26 per ordinary share of €1.60 nominal value has been declared for the 2010 financial year.

The interim dividend, less 15% dividend withholding tax, will be made payable as of 3 September 2010 at The Royal Bank of Scotland N.V., Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 26 August 2010. The record date is 30 August 2010 after closing of the stock exchange.

Amsterdam, 25 August 2010

File No. 82-5149

Heineken Holding N.V.

Press release

Heineken Holding N.V. achieves 17% organic net profit (beia) growth for 2010 half-year

Amsterdam, 25 August 2010 - Heineken Holding N.V. today announced:

- The net result of Heineken Holding N.V.'s participating interest in Heineken N.V. for the first half of 2010 turned out at EUR348 million;
- Net profit (beia) increased 17% organically, driven by higher EBIT (beia) and lower interest expense and amounted to EUR621 million;
- Net profit of Heineken N.V. increased 42% to EUR695 million partly due to positive exceptional items;
- Strong free operating cash flow generation at EUR699 million, up from EUR383 million, positively impacted net debt and interest charges;
- Organic EBIT (beia) growth of 5.7% as a result of EUR104 million savings from Heineken's Total Cost Management programme, improved margins per hectolitre and the strong performance of Heineken's joint ventures, offsetting lower volume and higher marketing investments;
- Heineken® volume in the international premium segment outperformed the overall portfolio and grew 4.1%;
- Group beer volume decreased 2.3% organically impacted by the weak economic environment and the effect of excise duty increases, partly offset by strong growth in Africa, Asia and Latin America;
- Heineken expects the organic increase in net profit (beia) for the full year 2010 to be at least in low double digits;
- Integration of FEMSA Cerveza makes good progress and is on track;
- Interim dividend of EUR 0.26 per ordinary share (2009: EUR 0.25).

Key figures	HY 2010	HY 2009	Change	Organic growth
	(mhl)	*(mhl)*		
Group beer volume	86.4	78.0	11%	-2.3%
Consolidated beer volume	63.9	60.8	5.3%	-3.9%
Heineken® premium volume	12.8	12.3	4.1%	4.1%
	(EUR m)	*(EUR m)*		
Revenue	7,520	7,147	5.2%	-2.0%
EBIT	1,193	925	29%	
EBIT (beia)	1,129	993	14%	5.7%
Net profit (beia)	621	483	29%	17%
Net profit Heineken Holding N.V.	348	245	42%	
Free operating cash flow	699	383	83%	
Net debt/EBITDA (beia)	2.6*	3.1		
	(EUR)	*(EUR)*		
Basic EPS	1.34	1.00	34%	
Diluted EPS	1.34	1.00	34%	

*including FEMSA Cerveza on a 12 month pro-forma basis

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

2010 full-year outlook

For the near term, Heineken remains cautious on the development of beer consumption in Europe and the USA due to continued weak consumer spending and planned austerity measures across many countries. Volume in Latin America, Africa and Asia is expected to continue to grow. Price increases in the first half of the year will continue to have a limited positive effect in the second half of 2010. The international premium segment is forecast to continue to outgrow the beer market as a whole, benefiting Heineken®.

Heineken will continue its focus on brand building and increase investments in key brands, which will be largely offset by lower input costs. The TCM programme will deliver further savings in the second half of the year. In addition, Heineken will focus on developing the performance of companies acquired during the last 3 years, including FEMSA Cerveza, and the unlocking of synergies.

Free operating cash flow generation will remain strong. Heineken remains fully committed to further reducing its net debt, targeting a net debt/EBITDA (beia) ratio of below 2.5 times, and a cash conversion rate in 2010 and 2011 above 100%.
For 2010, capital expenditure related to property, plant and equipment are forecast at EUR800 million, including FEMSA Cerveza for the 8 months commencing 1 May 2010 at EUR200 million.
For the full year 2010, Heineken estimates an effective tax rate (beia), including FEMSA Cerveza and non-recurring items in the normal line of business, of 27-29%. On a like-for-like basis, the effective tax rate (beia) in the second half of 2010 will be higher than the rate of the second half of 2009 when a number of non-recurring items led to a lower tax rate.
For 2010, Heineken expects an average interest rate including FEMSA Cerveza of approximately 6%.
Based on the above, Heineken expects the organic increase in net profit (beia) for the full year of 2010 to be at least in low double digits.

Interim dividend

According to the articles of association of Heineken Holding N.V. both Heineken Holding N.V. and Heineken N.V. pay an identical dividend per share.
The Heineken N.V. dividend policy aims at a dividend payout ratio of 30%-35% of full-year net profit (beia), with interim dividends fixed at 40% of the total dividend per ordinary share of the previous year. Therefore, an interim dividend of EUR 0.26 per ordinary share of EUR1.60 nominal value (half-year 2009: EUR 0.25) will be paid on 3 September 2010. The ex-dividend date for Heineken Holding N.V. ordinary shares is 26 August 2010.

Attachment: Half-year financial report

Heineken Holding N.V.

Press release

Heineken Holding N.V. agenda

Interim management statement for Q3 2010	27 October 2010
Capital Markets Day Heineken	2 November 2010
Financial results for the full year 2010	16 February 2011
Interim management statement for Q1 2011	20 April 2011
Annual General Meeting of Shareholders (AGM)	21 April 2011

Press enquiries
John G. Clarke
Tel: +31 20 5239 355
John.G.Clarke @heineken.com

Investor and analyst inquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

The presentation for analysts and investors in London will be broadcast live via the website today from 15:00 CET. The presentation can be monitored live via website http://www.heinekeninternational.com/webcast/investors, and will be available for download afterwards.

Editorial information:

Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name - Heineken - is available in almost every country on the globe and is the world's most valuable international premium beer brand. Heineken's aim is to be a leading brewer in each of the markets in which it operates and to have the world's most valuable brand portfolio. Heineken N.V. operates 140 breweries in more than 70 countries and sold 165.7 million hectolitres of beer on a 2009 pro-forma basis. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Dos Equis, Foster's, Kingfisher, Newcastle Brown Ale, Ochota, Primus, Sagres, Sol, Star, Strongbow, Tecate, Tiger and Zywiec. On a 2009 pro-forma basis, including FEMSA Cerveza, revenue totaled EUR16.9 billion and EBIT (beia) was EUR2.3 billion.
The average number of people employed is more than 75,000. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Most recent information is available on Heineken's home page: http://www.heinekeninternational.com.

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

Introduction

This report contains the half-year financial report of Heineken Holding N.V., headquartered in Amsterdam, the Netherlands. The report is unaudited.

The half-year financial report for the six months ending 30 June 2010 consists of the Report of the Board of Directors, the statement of the Board of Directors and the condensed consolidated interim financial statements.

Report of the Board of Directors

Heineken Holding N.V. has a 50.005% interest in the issued share capital (being 50.101% of the outstanding share capital) of Heineken N.V. Standing at the head of the Heineken group, Heineken Holding N.V. is not an ordinary holding company. Since its formation in 1952, Heineken Holding N.V.'s object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board. Because Heineken N.V. manages the Heineken group companies, Heineken Holding N.V., unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding N.V. does not engage in any operational activities and employs no staff.

Information regarding the developments during the financial half year 2010 of Heineken N.V. and its related companies, and the material risks Heineken N.V. is facing is given in Heineken N.V.'s half year report.

Pursuant to Article 5:25d Paragraph 4 Dutch Financial Markets Supervision Act ("Wet op het financieel toezicht") we mention that Heineken Holding N.V.'s half year report has not been audited nor reviewed.

Statement of the Board of Directors

Statement ex Article 5:25d Paragraph 2 sub c Dutch Financial Markets Supervision Act ("Wet op het financieel toezicht")

To our knowledge:

1. the condensed consolidated half-year financial statements for the six month period ended 30 June 2010, which have been prepared in accordance with IAS 34 interim financial reporting, give a true and fair view of the assets, liabilities, financial position, and profit of Heineken Holding N.V. and the undertakings included in the consolidation as a whole;
2. the management report of the Board of Directors for the six month period ended 30 June 2010 includes a fair review of the information required pursuant to article 5:25d paragraphs 8 and 9 of the Dutch Financial Markets Supervision Act ("Wet op het financieel toezicht").

Board of Directors
M. Das
C.L. de Carvalho-Heineken
J.A. Fernández-Carbajal
D.P. Hoyer
K. Vuursteen

Amsterdam, 24 August 2010

Condensed consolidated interim financial statements for the six months period ended 30 June 2010

Contents

Condensed consolidated interim income statement of Heineken Holding N.V.

For the six months period ended 30 June

In millions of EUR	Note	2010	2009
Revenue	4	**7,520**	**7,147**
Other income	4	**216**	**10**
Raw materials, consumables and services	6	4,890	4,669
Personnel expenses		1,265	1,188
Amortisation, depreciation and impairments		484	440
Total expenses		**6,639**	**6,297**
Results from operating activities	4	**1,097**	**860**
Interest income	7	43	30
Interest expenses	7	(282)	(294)
Other net finance (expenses)/ income		6	68
Net finance expenses		**(233)**	**(196)**
Share of profit of associates and joint ventures, and impairments thereof (net of income tax)		96	65
Profit before income tax		**960**	**729**
Income tax expenses	8	(201)	(174)
Profit		**759**	**555**
Attributable to:			
Equity holders of Heineken Holding N.V. (net profit)		348	245
Non-controlling interests in Heineken N.V.		347	244
Non-controlling interests in Heineken N.V. group companies		64	66
Profit		**759**	**555**

	Note	2010	2009
Weighted average number of issued shares	13	259,351,288	245,011,848
Weighted average number of outstanding shares	13	259,351,288	245,011,848
Basic earnings per share (EUR)		1.34	1.00
Diluted earnings per share (EUR)		1.34	1.00

Condensed consolidated interim statement of comprehensive income of Heineken Holding N.V.

For the six months period ended 30 June *In millions of EUR*	**Note**	**2010**	**2009**
Profit		**759**	**555**
Other comprehensive income:			
Foreign currency translation differences for foreign operations		814	183
Effective portion of change in fair value of cash flow hedge		(64)	(61)
Effective portion of cash flow hedges transferred to the income statement		32	1
Ineffective portion of cash flow hedges transferred to the income statement		9	6
Net change in fair value available-for-sale investments		7	14
Share of other comprehensive income of associates/joint ventures		(5)	19
Other comprehensive income, net of tax	12	**793**	**162**
Total comprehensive income		**1,552**	**717**
Attributable to:			
Equity holders of Heineken Holding N.V.		732	326
Non-controlling interests in Heineken N.V.		730	325
Non-controlling interests		90	66
Total comprehensive income		**1,552**	**717**

Condensed consolidated interim statement of financial position of Heineken Holding N.V.

In millions of EUR	Note	30 June 2010	31 December 2009
Assets			
Property, plant & equipment	9	7,984	6,017
Intangible assets	10	11,403	7,135
Investments in associates and joint ventures		1,583	1,427
Other investments and receivables		1,030	568
Advances to customers		526	319
Deferred tax assets		886	561
Total non-current assets		**23,412**	**16,027**
Inventories		1,465	1,010
Other investments		18	15
Trade and other receivables		3,240	2,310
Prepayments and accrued income		312	189
Cash and cash equivalents		650	520
Assets classified as held for sale		20	109
Total current assets		**5,705**	**4,153**
Total assets		**29,117**	**20,180**
Equity			
Share capital		461	392
Share premium		1,257	-
ASDI		-	-
Reserves		541	98
Retained earnings		2,355	2,192
Equity attributable to the equity holders of Heineken Holding N.V.	13	**4,614**	**2,682**
Non-controlling interests in Heineken N.V.		5,623	2,669
Non-controlling interests in Heineken N.V. Group companies		239	296
Total equity		**10,476**	**5,647**
Liabilities			
Loans and borrowings	14	9,339	7,401
Employee benefits		787	634
Tax liabilities		156	-
Provisions	15	580	356
Deferred tax liabilities		1,572	786
Total non-current liabilities		**12,434**	**9,177**
Bank overdrafts		150	156
Loans and borrowings	14	727	1,145
Trade and other payables		5,019	3,696
Tax liabilities		199	132
Provisions	15	112	162
Liabilities classified as held for sale		-	65
Total current liabilities		**6,207**	**5,356**
Total liabilities		**18,641**	**14,533**
Total equity and liabilities		**29,117**	**20,180**

Condensed consolidated interim statement of cash flows of Heineken Holding N.V.

For the six months period ended 30 June *In millions of EUR*	**Note**	**2010**	**2009**
Operating activities			
Profit		759	555
Adjustments for:			
Amortisation, depreciation and impairments		484	440
Net interest (income)/expenses	7	239	264
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates		(216)	(10)
Investment income and share of profit of associates and joint ventures		(98)	(71)
Income tax expenses	8	201	174
Other non-cash items		32	30
Cash flow from operations before changes in working capital and provisions		**1,401**	**1,382**
Change in inventories		(113)	(67)
Change in trade and other receivables		(356)	(424)
Change in trade and other payables		427	252
Total change in working capital		**(42)**	**(239)**
Change in provisions and employee benefits		(49)	(102)
Cash flow from operations		**1,310**	**1,041**
Interest paid & received		(283)	(237)
Dividend received		51	48
Income taxes paid		(179)	(117)
Cash flow used for interest, dividend and income tax		**(411)**	**(306)**
Cash flow from operating activities		**899**	**735**
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets		66	43
Purchase of property, plant & equipment	9	(213)	(345)
Purchase of intangible assets	10	(12)	(11)
Loans issued to customers and other investments		(48)	(70)
Repayment on loans to customers		7	31
Cash flow used in operational investing activities		**(200)**	**(352)**
Free operating cash flow		*699*	*383*
Acquisition of subsidiaries and non-controlling interests, net of cash acquired	5	(61)	(56)
Acquisition of associates, joint ventures and other investments		(43)	(57)
Disposal of subsidiaries and non-controlling interests, net of cash disposed of		275	-
Disposal of associates, joint ventures and other investments		32	7
Cash flow used for acquisitions and disposals		**203**	**(106)**
Cash flow used in investing activities		**3**	**(458)**

Condensed consolidated interim statement of cash flows of Heineken Holding N.V. – continued

For the six months period ended 30 June *In millions of EUR*	**2010**	**2009**
Financing activities		
Proceeds from loans and borrowings	1,587	1,532
Repayment of loans and borrowings	(1,979)	(1,857)
Dividends paid	(262)	(236)
Purchase own shares by Heineken N.V.	(195)	(10)
Other	17	24
Cash flow from / (used in) financing activities	**(832)**	**(547)**
Net Cash Flow	**70**	**(270)**
Cash and cash equivalents as at 1 January	364	604
Effect of movements in exchange rates	66	28
Cash and cash equivalents as at 30 June	**500**	**362**

Condensed consolidated interim statement of changes in equity of Heineken Holding N.V.
In millions of EUR

		Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity*	Non-controlling interests in Heineken N.V.	Non-controlling interests in Heineken N.V. group Companies	Total equity
Balance as at 1 January 2009		392	-	(298)	(61)	44	298	1,866	2,241	2,230	281	4,752
Other comprehensive income	12	-	-	101	(27)	7	-	-	81	81	-	162
Profit		-	-	-	-	-	38	207	245	244	66	555
Total comprehensive income		-	-	101	(27)	7	38	207	326	325	66	717
Transfer to retained earnings		-	-	-	-	-	(32)	32	-	-	-	-
Dividends to shareholders		-	-	-	-	-	-	(84)	(84)	(83)	(64)	(231)
Purchase own shares		-	-	-	-	-	-	(4)	(4)	(6)	-	(10)
Own shares granted		-	-	-	-	-	-	-	-	-	-	-
Share-based payments		-	-	-	-	-	-	2	2	2	-	4
Changes in consolidation		-	-	-	-	-	-	-	-	-	(4)	(4)
Balance as at 30 June 2009		392	-	(197)	(88)	51	304	2,019	2,481	2,468	279	5,228
Balance as at 1 January 2010		392	-	(226)	(62)	50	336	2,192	2,682	2,669	296	5,647
Other comprehensive income	12	-	-	393	(13)	4	-	-	384	383	26	793
Profit		-	-	-	-	-	66	282	348	347	64	759
Total comprehensive income		-	-	393	(13)	4	66	282	732	730	90	1,552
Transfer to retained earnings		-	-	-	-	-	(7)	7	-	-	-	-
Dividends to shareholders		-	-	-	-	-	-	(98)	(98)	(97)	(114)	(309)
Shares Issued		69	1,257	-	-	-	-	-	1,326	1,513	-	2,839
ASDI issued by Heineken N.V.		-	-	-	-	-	-	-	-	1,026	-	1,026
Purchase own shares by Heineken N.V.		-	-	-	-	-	-	(98)	(98)	(97)	-	(195)
Delivery ASDI by Heineken N.V.		-	-	-	-	-	-	-	-	(194)	-	(194)
Own shares granted/delivered by Heineken N.V.		-	-	-	-	-	-	95	95	99	-	194
Share-based payments		-	-	-	-	-	-	3	3	2	-	5
Changes in consolidation		-	-	-	-	-	-	(28)	(28)	(28)	(33)	(89)
Balance as at 30 June 2010		461	1,257	167	(75)	54	395	2,355	4,614	5,623	239	10,476

* Equity attributable to equity holders of Heineken Holding N.V.

Notes to the condensed consolidated interim financial statements

1 Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company as at and for the six months period ended 30 June 2010 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in Joint Ventures and associates.

The consolidated financial statements of Heineken Holding N.V. as at and for the year ended 31 December 2009 are available upon request from the Company's registered office at Tweede Weteringplantsoen 5, Amsterdam or at www.heinekeninternational.com/heinekenholdinghoofdpagina.aspx..

2 Basis of preparation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 'Interim Financial Reporting' as endorsed by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Heineken Holding N.V. as at and for the year ended 31 December 2009.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on 24 August 2010.

(b) Functional and presentation currency

These condensed consolidated financial statements are presented in euros, which is the Company's functional currency. All financial information presented in euros has been rounded to the nearest million unless stated otherwise.

(c) Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying Heineken Holding N.V.'s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2009.

3 Significant accounting policies

(a) General

Except as described below, the accounting policies applied by Heineken Holding N.V. in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2009.

Notes to the condensed consolidated interim financial statements

(b) Change in accounting policies

Accounting for business combinations

From 1 January 2010 the Group has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognised amount of any non-controlling interests in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.
The Group elects on a transaction-by-transaction basis whether to measure non-controlling interests at fair value, or at their proportionate share of the recognised amount of the identifiable net assets of the acquire, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

See note 5 for the application of the new policy to the business combinations that occurred during the period.

Accounting for acquisitions of non-controlling interest

From 1 January 2010 the Group has applied IAS 27 Consolidated and Separate Financial Statements (2008) in accounting for acquisitions of non-controlling interests. The change in accounting policy has been applied prospectively.

From 1 January 2010, acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised. Previously, goodwill arising on the acquisition of non-controlling interests in a subsidiary has been recognised, and represented the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of the transaction.

Other standards and interpretations

Other standards and interpretations effective from 1 January 2010 did not have a significant impact on the Company.

(c) Taxes

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

(d) Financial risk management

The aspects of Heineken N.V.'s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended 31 December 2009. The risks connected to the weak economic environment receive the highest management attention. Some related risks have evolved; e.g. an increased effect of austerity measures by governments aimed at reducing budget deficits potentially impacting consumer purchasing power and customer solvency, and increasing the likelihood of increases in taxes, including beer excise duties. However, the business impact differs across regions and operations. On 30 April 2010, Heineken acquired FEMSA Cerveza, with its main operations in Mexico, Brazil and the USA. The general risk of business integration as described in the annual report 2009 applies to this acquisition. In addition, FEMSA Cerveza increases the exposure of Heineken to currency fluctuations, in particular the Mexican peso, Brazilian real and US dollar as well as the risk of litigation and claims due to the legal environment in Latin America.

4. Segment reporting of Heineken Holding N.V.

For the six months period ended 30 June

	Note	Western Europe		Central and Eastern Europe		Africa and the Middle East		The Americas		Asia Pacific		Heineken N.V. Head Office / Eliminations		Consolidated	
In millions of EUR		**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Revenue		3,929	4,090	1,515	1,517	971	920	1,269	791	101	141	(265)	(312)	7,520	7,147
Other income		54	4	4	6	-	-	-	-	158	-	-	-	216	10
Results from operating activities		340	300	140	152	259	250	186	97	177	35	(5)	26	1,097	860
Net finance expenses														(233)	(196)
Share of profit of associates and joint ventures and impairments thereof		1	(1)	6	1	14	9	37	34	42	22	(4)	-	96	65
Income tax expenses														(201)	(174)
Profit														759	555
EBIT		341	299	146	153	273	259	223	131	218	57	(8)	26	1,193	925
eia	11	42	62	6	6	-	-	20	-	(157)	-	25	-	(64)	68
EBIT (beia)		383	361	152	159	273	259	243	131	61	57	17	26	1,129	993
Assets		11,403	11,073	5,006	4,969	2,139	1,899	9,277	1,399	683	657	(323)	(419)	28,185	19,578
Unallocated assets														932	602
Total assets														29,117	20,180

T

Notes to the condensed consolidated interim financial statements

Seasonality
The performance of the Group is subject to seasonal fluctuations as a result of weather conditions. The Group's full year results and volumes are dependent on the performance in the peak-selling season (May-August), typically resulting in higher revenue and profitability in the second half year for the regions Western Europe, Central and Eastern Europe and Americas.

Segment assets and results
The main changes in segments assets and results relate to the acquisition of the beer operations of FEMSA Cerveza in the Americas and the disposal of MBI and GBNC in Asia Pacific. EIA included in the regions Western Europe, Central and Eastern Europe and America's of EUR62 million, mainly relates to amortization of brands and customer relation intangibles. The EIA in Asia Pacific mainly relates to the MBI and GNBC disposal. Heineken N.V. EIA is mainly driven by the acquisition costs relating to FEMSA Cerveza.

5. Acquisitions and disposal of subsidiaries and non-controlling interests

Acquisition of 100% of the beer operations of FEMSA
On 30 April 2010 Heineken N.V. completed the acquisition of the beer operations of Emprex Cerveza, S.A. de C.V. (FEMSA Cerveza) via an all share transaction (the 'transaction'). Heineken N.V. acquired all shares of common stock in FEMSA Cerveza, comprising 100% of FEMSA's Mexican beer operations (including its US and other export businesses) and the remaining 83% of FEMSA's Brazilian beer business that Heineken did not own. A portion of the Heineken shares allotted to FEMSA (and its affiliates) will be delivered over a period of not more than five years (the 'Allotted Shares'). The Allotted Shares have been recognised as a separate category within equity.

FEMSA Cerveza contributed revenue of EUR554 million and results from operating activities of EUR59 million (EBIT) for the 2 months period from 1 May 2010 to 30 June 2010. Had the acquisition occurred on 1 January 2010, pro-forma revenue and pro-forma results from operating activities (EBIT) for the 6 months period ended June 30, 2010 would have amounted to EUR1,391 million and EUR112 million respectively. Amortisation of brands and customer relationships included amounts to EUR45 million. This pro-forma information does not purport to represent what Heineken N.V.'s actual results would have been had the acquisition actually occurred in 1 January 2010, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisition would have been the same as the acquisition had occurred on 1 January 2010.

The following summarises the major classes of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR	
Property, plant & equipment	1,859
Intangible assets	2,116
Investments in associates & joint ventures	7
Other investments	349
Advances to customers	222
Deferred tax assets	8
Inventories	273
Trade and other receivables	524
Cash and cash equivalents	69
Assets acquired	**5,427**

In millions of EUR	
Loans and borrowings, interest bearing	894
Loans and borrowings, non-interest bearing	108
Tax liabilities (non current)	150
Employee benefits	162
Provisions	178
Deferred tax liabilities	486
Current part loans etc, interest bearing	701
Bank overdraft	38
Tax liabilities (current)	32
Other current liabilities	578
Liabilities assumed	**3,327**
Total net identifiable assets	**2,100**
Consideration transferred in exchange for shares	3,865
Consideration paid in cash	51
Recognition indemnification receivable	-145
Fair value of previous interest in the acquire	21
Non-controlling interests	20
Net identifiable assets acquired	-2,100
Goodwill on acquisition	**1,712**

- Amounts were converted into euros at the rate of MXN/EUR 16.246, BRL/EUR 2.2959 and USD/EUR 1.3315 for the statement of financial position.

The purchase price accounting for the acquisition of FEMSA Cerveza is prepared on a provisional basis. The tentative outcome indicates goodwill of approximately EUR1.7 billion, however this amount is provisional and is likely to change.

Goodwill has, for the vast majority, provisionally been allocated to the America's region and is currently held in USD, MXN and BRL. The rationale for the allocation is that the acquisition provides access to the Latin American market, cost synergies to be achieved through economies of scale due to the increased size of the operations, deferred taxes and assembled workforce will mostly be between Mexico and USA. The entire amount of goodwill is not expected to be tax deductible. Goodwill will be allocated to the respective functional currencies upon completion of the provisional accounting.

Notes to the condensed consolidated interim financial statements

The consideration transferred in exchange of Heineken N.V. is based on 86,028,019 new Heineken N.V. Shares with a commitment to deliver the Allotted Shares over a period of not more than five years from the date of Closing. The Allotted Shares will be delivered to FEMSA pursuant to the Allotted Share Delivery Instrument (ASDI). Simultaneously with the Closing, Heineken Holding N.V. has exchanged 43,018,320 (out of the 86,028,019 new) Heineken N.V. Shares with FEMSA for an equal number of newly issued Heineken Holding Shares. The equity consideration transferred is based on:

- Heineken N.V. issued shares (based on listed share price of Heineken N.V. and Heineken Holding N.V. of respectively EUR35.18 and EUR30.82 per 30April 2010)
- ASDI, number of shares 29,172,540 (based on listed share price of Heineken N.V. of EUR35.18 per 30 April 2010)

The consideration paid in cash amounting to EUR51 million relates to the working capital adjustment for the period between 1 January and 30 April 2010 as agreed in the Share Exchange Agreement. The final settlement of this adjustment has not been agreed.

Between Heineken and FEMSA certain indemnifications were agreed on, that primarily relate to tax and legal matters existing at the date of acquisition. Heineken N.V.'s initial assessment of these contingencies indicates an indemnification receivable of EUR145 million that is considered an included element of the business combination. Mexican contingencies will be fully indemnified by FEMSA, Brazilian contingencies however are covered by FEMSA for its former share of approximately 83%. The indemnification is maximized at USD500 million, excluding items attributable to Brazilian tax matters.

The fair value of the previously held 17 percent in Cervejarias Kaiser (Kaiser) is recognised at EUR 21 million. The remeasurement to fair value of the Group's existing 17 percent interest in Kaiser resulted in a net loss of EUR4 million that has been recognised in the income statement under other net finance (expenses)/income.

Non-controlling interests are recognised based on their proportional interest in the recognised amounts of the assets and liabilities of FEMSA Cerveza of EUR20 million.

In the net assets acquired Heineken noted trade receivables with a fair value of EUR319 million. The gross amount is EUR365 million, of which EUR46 million is considered doubtful.

As part of business combination accounting contingent liabilities amounting to EUR14 million have been recognized mainly relating to change in control provisions in existing contracts and certain onerous contracts. The cash-outflow is expected between 1 to 7 years.

Acquisition related costs of EUR24 million have been recognized in the income statement for the period ended 30 June 2010.

For a complete overview of the impact of the FEMSA Cerveza acquisition on Heineken, refer to the Press Release of 19 August 2010: 'Heineken confirms FEMSA Cerveza pro forma 2009 financial information'.

Other acquisitions

Additionally, Heineken acquired APB's existing Indian investments: Asia Pacific Breweries (Aurangabad) Pte Ltd ("APB Aurangabad") and Asia Pacific Breweries-Pearl Pte Ltd ("APB Pearl"). These acquisitions individually are deemed immaterial in respect of IFRS disclosure requirements. If the acquisitions had occurred on 1 January 2010, management estimates that consolidated results from operating activities and consolidated revenue would not have been materially different.

Notes to the condensed consolidated interim financial statements

Transfer of MBI and GBNC to APB
On 10 February 2010 and 13 April 2010 Heineken N.V. transferred in total a 78.3% stake in PT Multi Bintang Indonesia (MBI) and Heineken's 87% stake in Grande Brasserie de Nouvelle-Caledonie S.A. (GBNC) to its joint venture Asia Pacific Breweries (APB). Heineken retains a direct shareholding in MBI of 6.8%. As a result of the transaction a gain of EUR157 million before tax has been recognised in other income including the remeasurement to fair value of the Group's remaining 6.8% share amounting to EUR29 million.

Other disposals
Other disposals during the first six months of 2010 include TBS Waverley and certain smaller entities in the Caribbean. Due to competitive sensitivity and the non-disclosure agreements with the parties involved, the disposal prices are not individually disclosed.

The disposals had the following effect on Heineken's assets and liabilities on disposal date:

In millions of EUR	**Total Disposals**
Property, plant & equipment	(60)
Intangible assets	1
Investments in associates & joint ventures	-
Other investments	19
Advances to customers	(1)
Deferred tax assets	(4)
Inventories	(33)
Trade and other receivables	(64)
Cash and cash equivalents	(24)
Assets	**(166)**
Loans and borrowings	1
Employee benefits	1
Provisions	17
Deferred tax liabilities	6
Trade and other payables	120
Tax liabilities	5
Liabilities	**150**
Net identifiable assets and liabilities	**(16)**
Non-controlling interest	4
Gain on sale of subsidiaries	(287)*
Consideration received in cash	**(299)**
Net cash disposed of	24
Net cash outflow / (inflow)	**(275)**

* EUR101 million of the gain on disposal is eliminated reflecting the Heineken share in APB

Acquisition of non-controlling interest
During the six month ended 30 June 2010, Heineken International acquired an additional interest in Commonwealth Brewery Limited (CBL) of 47% and Burns House Limited (BHL) of 60%, increasing its ownership to 100% in both entities. Before acquisition of NCI, Heineken International already had control in CBL/BHL.

Notes to the condensed consolidated interim financial statements

6. Raw materials, consumables and services

In millions of EUR	2010	2009
Raw materials	652	581
Non-returnable packaging	914	883
Goods for resale	842	1,112
Inventory movements	(37)	(158)
Marketing and selling expenses	990	839
Transport expenses	472	490
Energy and water	192	166
Repair and maintenance	173	151
Other expenses	692	605
	4,890	4,669

7. Interest income and expense

Interest income and expenses amount to a net expense of EUR239 million (2009: EUR264 million), mostly due to lower average consolidated net debt for the first six months, resulting from strong cash flow generation leading to lower debt levels. Interest expenses relating to FEMSA Cerveza are included for two months.

8. Income tax expense

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2010 was 23.3% (for the six months period ended 30 June 2009: 26.2%). The low YTD tax rate of 23.3% is mainly the result of the transfer of MBI and GBNC, which is mostly tax exempt.

9. Property, plant and equipment

Acquisitions

During the six months ended 30 June 2010 the Group acquired assets with a cost of EUR213 million (six months ended 30 June 2009: EUR345 million).

Capital commitments

As per the six months ended 30 June 2010 the Group entered into contracts to purchase property, plant and equipment for EUR215 million (six months ended 30 June 2009: EUR231 million).

10. Intangible assets

Impairment tests for cash-generating units containing goodwill

A review of the impairment triggers has been performed as at 30 June 2010. Based on this review, an impairment was not considered necessary. Annual impairment tests are performed in December of each year.

Notes to the condensed consolidated interim financial statements

11. EBIT and EBIT(beia)

EBIT is defined as earnings before interest and taxes and net finance expenses. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of brands and customer relationships. EBIT (beia) is a non-GAAP measurement and is used by management for internal purposes and press releases only and not for IFRS purposes.

Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of Heineken for the period.

Exceptional items for the six months ended 30 June 2010 on EBIT level amounted to a gain of EUR121 million (six months ended 30 June 2009: loss of EUR29 million), mainly relating to the gain on the transfer of MBI, GNBC and the disposal of TBS Waverly amounting to EUR199 million, partly offset by FEMSA Cerveza acquisition and integration costs of EUR24 million.
The amortisation of brands and customer relationships amounted to EUR57 million (six months ended 30 June 2009: EUR39 million).

12. Tax effects relating to each component of other comprehensive income

In millions of EUR	2010			2009		
Other comprehensive income:	**Amount before tax**	**Tax**	**Amount net of tax**	**Amount before tax**	**Tax**	**Amount net of tax**
Foreign currency translation differences for foreign operations	814	-	814	183	-	199
Effective portion of changes in fair value of cash flow hedge	(86)	22	(64)	(82)	21	(61)
Effective portion of cash flow hedges transferred to the income statement	41	(9)	32	1	-	1
Ineffective portion of cash flow hedges transferred to the income statement	9	-	9	8	(2)	6
Net change in fair value available-for-sale investments	7	-	7	14	-	14
Share of other comprehensive income of associates	(5)	-	(5)	193	-	3
Total other comprehensive income	**780**	**13**	**793**	**143**	**19**	**162**

Notes to the condensed consolidated interim financial statements

13. Equity

Share issuance Heineken Holding N.V.
On 30 April 2010 Heineken Holding N.V. issued 43,018,320 ordinary shares with a nominal value of EUR1.60 in exchange for 43,018,320 shares in Heineken N.V. with respect to the consideration as mentioned below.

Share issuance Heineken N.V.
On 30 April 2010 Heineken N.V. issued 86,028,019 ordinary shares with a nominal value of EUR1.60. Resulting in total outstanding shares issued of 576,002,613. To these shares a share premium value was assigned of EUR2,701 million based on the quoted market price value of 43 million shares Heineken N.V. and 43 million shares Heineken Holding N.V. combined being the share consideration rendered for FEMSA Cerveza to Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) as explained in note 5.

ASDI issuance Heineken N.V.
On 30 April 2010 a number of 29 million ASDI were created. The underlying shares have to be delivered to FEMSA over a period of no longer than 5 years. This financial instrument is classified to be equity as the number of shares is fixed. Heineken N.V. has the option to accelerate the delivery of the Allotted Shares at its discretion. Pending delivery of the Allotted Shares, Heineken N.V. will pay a coupon on each undelivered Allotted Share underlying the ASDI such that FEMSA will be compensated, on an after tax basis, for dividends FEMSA would have received had all such Allotted Shares been delivered to FEMSA on or prior to the record date for such dividends. During the period of 8 March through 8 June 2010 Heineken N.V. acquired 5,522,878 shares with an average quoted market price of EUR35.36. These shares were delivered to FEMSA on 23 June 2010 as a first instalment of the ASDI.

Weighted average number of shares – basic

In shares	**2010**	**2009**
Number of shares – basic- as at 1 January	245,011,848	245,011,848
Effect of shares issuance*	14,339,440	-
Weighted average number of shares – basic - as at 30 June	**259,351,288**	**245,011,848**

*Issued shares are only included for 2 months in the weighted average

Dividends
The following dividends were declared and paid by Heineken Holding N.V.:

In millions of EUR	**2010**	**2009**
Final dividend previous year EUR 0.40, respectively EUR 0.34 per qualifying ordinary share	98	83
Total dividend declared and paid	**98**	**83**

After the balance sheet date the Board of Directors proposed the following dividends. These interim dividends have not been provided for.

In millions of EUR	**2010**	**2009**
EUR 0.26 per qualifying ordinary share (2009: EUR 0.25) *(Excluding ASDI)*	64	61

Notes to the condensed consolidated interim financial statements

14. Net interest bearing debt position

In millions of EUR	30 June 2010	31 Dec 2009
Non-current interest bearing liabilities	8,961	6,938
Current portion of non-current interest-bearing liabilities	311	768
Deposits from third parties	416	377
Total	**9,688**	**8,083**
Bank overdrafts	150	156
	9,838	**8,239**
Cash, cash equivalent and current other investments	(668)	(535)
Total net interest bearing debt position	**9,170**	**7,704**

On 4 February 2010, Heineken N.V. repaid a Euro bond with a nominal value of EUR500 million.

As part of the acquisition of FEMSA Cerveza, Heineken acquired a net debt position of EUR1,564 million. From this amount loans and borrowings in Mexico and Brazil amount to EUR1,595 million, the remainder is cash (including bank overdrafts) of EUR31 million. This position largely consisted of bank loans from local financial institutions as well as several loans from FEMSA, the seller of FEMSA Cerveza. These loans, which amounted to EUR573 million as at 30 April 2010, were repaid in May and June 2010. These loans have been refinanced by drawings under the Revolving Credit Facility of Heineken. The available headroom is EUR1.1 billion, as EUR900 million was drawn under the revolving credit facility.

15. Provisions

Restructuring

The provision for restructuring mainly relates to restructuring programmes in The Netherlands, France, Spain and the UK.

Other provisions

Other provisions consist of, amongst others, provisions formed for onerous contracts, surety provided, litigation and claims, and environmental provisions.

16.Contingencies

Netherlands

Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the European Union competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission has imposed a fine on Heineken of EUR219 million in 2007.

On 4 July 2007 Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This imposed fine was paid in 2007 and was treated as an expense in the 2007 Annual Report. A verbal pleading took place in March 2010, a final ruling by the European Court of First Instance is expected in 2011.

Carlsberg

During the six months ended 30 June 2010 the existing contingency between Heineken and Carlsberg was settled. The consideration paid (purchase price) for the acquisition of S&N has been finalized. The impact on goodwill was immaterial.

17 Related party transactions

Heineken Holding N.V. has a related party relationships with its Board of Directors, the Executive Board and the Supervisory Board of Heineken N.V., L'Arche Green N.V., associates and joint ventures. Transactions with associates and joint ventures are conducted on terms comparable to transactions with third parties. The related party transactions in the first six months period ended 30 June 2010 do in substance not deviate from the transactions as reflected in the financial statements as at and for the year ended 31 December 2009. Except for the transactions mentioned below.

As a consequence of the FEMSA Cerveza acquisition and shareholding in Heineken N.V. of FEMSA several existing contracts between FEMSA Cerveza and FEMSA subsidiaries have become related party relationships. One of the main related party relationships is with Oxxo. The amounts involved for the two months ended 30 June 2010 are not material. Further related parties are mentioned in the acquisition and disposal note.

Notes to the condensed consolidated interim financial statements

18. Subsequent events

On 13 August 2010, Heineken N.V. received the funds related to the 8-year private loan notes, which were placed on May 7, 2010 with institutional investors in the United States. The principal amount of the loan notes is $725 million and the coupon was fixed at 4.6%. The Maturity date is 15 August 2018. Heineken has swapped the proceeds into EUR559 million with a weighted-average fixed coupon of 3.9%.

On 1 July 2010, Heineken N.V. announced a share buy-back program for EUR150 million relating to the ASDI.

Between 1 July and 20 August 2010, Heineken has bought additional 2,478,942 Heineken N.V. shares, which are in portfolio pending delivery to FEMSA.

Board of Directors
M. Das
C.L. de Carvalho-Heineken
J.A. Fernández-Carbajal
D.P. Hoyer
K. Vuursteen

Amsterdam, 24 August 2010

Glossary

Beia
Before exceptional items and amortization of brands and customer relationships.

Cash conversion ratio
Free operating cash flow/Net profit (beia) before deduction of minority interests.

Dividend payout
Proposed dividend as percentage of net profit (beia).

Earnings per share
Basic
Net profit divided by the number of issued and outstanding shares – basic – during the year.
Diluted
Net profit divided by the number of issued and outstanding shares – diluted – during the year

ASDI
Allotted share delivery instrument (ASDI) representing Heineken's obligation to deliver shares to FEMSA, either through issuance and or purchasing of its own shares.

EBIT
Earnings before interest, taxes and net finance expenses.

EBITDA
Earnings before interest, taxes, net finance expenses, depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates and joint ventures, dividend income and impairments of other investments.

Fixed costs ratio
Fixed costs as a percentage of revenue.

Free operating cash flow
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

Gearing
Net debt/total equity.

Heineken
Heineken Holding N.V., Heineken N.V., its subsidiaries and interests in joint ventures and associates.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Net debt/EBITDA (beia) ratio
The ratio is based on a twelve month rolling calculation for EBITDA (beia).

Net profit
Profit after deduction of minority interests (profit attributable to equity holders of Heineken Holding N.V.).

Glossary

Organic growth
Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and customer relationships and changes in accounting policies.

Organic volume growth
Increase in consolidated volume, excluding the effect of the first time consolidation of acquisitions.

Profit
Total profit of the Group before deduction of minority interests.

®
All brand names mentioned in this report, including those brand names not marked by an ®, represent registered trade marks and are legally protected.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Total Cost Management Programme (TCM)
TCM is a three-year cost reduction programme covering the period 2009-11. All initiatives are clustered in four business streams: Supply Chain, Commerce, Wholesale and Other initiatives.

Top-line growth
Growth in net revenue.

Volume
Amstel® volume
The group beer volume of the Amstel brand.
Consolidated beer volume (excluding Joint Ventures)
100 per cent of beer volume produced and sold by fully consolidated companies excluding the beer volume brewed and sold by joint venture companies.
Group beer volume
The part of the total Group volume that relates to beer.
Heineken® volume
The Group beer volume of the Heineken brand.
Heineken® volume in premium segment
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).
Total beer volume
The Group beer volume in a country.
Total group volume
100 per cent of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.